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                           March 22, 2021

       James H. Greene, Jr.
       Chief Executive Officer
       Bilander Acquisition Corp.
       Four Embarcadero Center, Suite 2100
       San Francisco, CA 94111

                                                        Re: Bilander
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 23,
2021
                                                            File No. 333-253419

       Dear Mr. Greene:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement Filed on Form S-1

       Summary
       Summary Financial Data, page 33

   1. Since you have a working capital deficiency as of February 11, 2021, ensure the amount in your actual column
is parenthesized.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 James H. Greene, Jr.
Bilander Acquisition Corp.
March 22, 2021
Page 2

statement.

        You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                        Sincerely,
FirstName LastNameJames H. Greene, Jr.
                                                        Division of Corporation
Finance
Comapany NameBilander Acquisition Corp.
                                                        Office of Energy &
Transportation
March 22, 2021 Page 2
cc:       Yan Zhang, Esq.
FirstName LastName